July 23, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn: Clare DeLabar and Robert Littlepage

Re:	Townsquare Media, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
Form 8-K filed May 9, 2024
File No. 001-36558

Dear Ms. DeLabar and Mr. Littlepage:

On behalf of Townsquare Media, Inc. (“Townsquare,” “Company,” “we,” “us” or “our”), please find below Townsquare’s responses to the comment letter dated July 9, 2024 (the “Letter”), from the Staff (the “Staff”) of the Securities and Exchange Commission, regarding Townsquare’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and Current Report on Form 8-K filed on May 9, 2024.

The numbered paragraphs below set forth the Staff’s comments from the Letter, followed by our responses thereto.

Prominence of the Presentation and Discussion of Non-GAAP Measures

Form 8-K filed May 9, 2024, Exhibit 99.1, Page 1

1.	We believe that your earnings release gives undue prominence to the presentation and discussion of non-GAAP measures. For instance, we note your references to Adjusted Operating Income and Adjusted EBITDA, in the title and/or first paragraph of the earnings release without references to the corresponding comparable GAAP measures. In addition, we note that you give undue prominence to the presentation and discussion of the non-GAAP measures throughout the prepared remarks in your earnings call. Accordingly, please revise future earnings releases to comply with the reporting requirements of Item 10(e) of Regulation S-K. Refer to Instruction 2 to Item 2-02 of Form 8-K in this regard.

Response: We respectfully acknowledge the Staff’s comment and beginning with the earnings release covering the second fiscal quarter of 2024, whenever we include non-GAAP measures, we will present corresponding comparable GAAP measures with equal or greater prominence.

Cash-Based Adjustments to Adjusted Operating Income and Adjusted Net Income

Form 8-K filed May 9, 2024, Exhibit 99.1, Page 10 and 14

2.	We note that you consider Adjusted Operating Income and Adjusted Net Income as performance measures. Please tell us why there are cash-based adjustments, such as corporate expenses, in the calculation of a performance measure. Refer to the guidance in Question 100.01 of the non-GAAP C&DIs which indicates the exclusion of normal, recurring, cash operating expenses necessary to operate your business from a non-GAAP performance measure may be misleading. Please provide us with the revised disclosures you intend to include in future filings.

Response: We respectfully advise the Staff that there are no normal, recurring, cash-based adjustments in the calculation of Adjusted Net Income.

We present total Adjusted Operating Income and Adjusted Operating Income by segment, which we believe provide management and investors with a more complete understanding of our business operating results and identify important trends in our operating performance. We do not make normal, recurring, cash-based adjustments to Adjusted Operating Income at the segment level. Rather, the presentation of Adjusted Operating Income is derived from the notes to our financial statements in the Company’s Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, in which segment operating income (loss) excludes unallocated corporate expenses (as reflected in the Corporate and Other Reconciling Items column in Note 11 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2024). In our earnings releases, the reconciliation of Operating income (loss) to Adjusted Operating Income by segment does not adjust for normal, recurring, cash expenses. As comment 2 notes, our presentation of total Adjusted Operating Income for the Company on a consolidated basis does adjust for corporate expenses.

While we do not believe that the current presentation of Adjusted Operating Income in our earnings releases is misleading, in future releases we propose to revise the presentation in the Adjusted Operating Income reconciliation tables to remove the Adjusted Operating Income (loss) for the Company on a consolidated basis by removing the Corporate and Other Reconciling Items column and the Total column as well as the Corporate expenses row. We have provided the revised disclosures we propose to include in future filings below, using the numbers from the earnings release covering the first fiscal quarter of 2024 as an illustrative example.

The following tables reconcile Operating income (loss) by segment, the most directly comparable financial measure calculated and presented in accordance with GAAP, to Adjusted Operating Income by segment for the three months ended March 31, 2024, and 2023 (in thousands):

	Three Months Ended March 31, 2024
	(Unaudited)
	Subscription Digital Marketing Solutions	Digital Advertising	Broadcast Advertising	Other
Operating income (loss)	$4,288	$6,727	$5,482	$398
Depreciation and amortization	614	181	2,864	33
Stock-based compensation	154	148	189	4
Transaction and business realignment costs	—	—	18	6
Impairment of long-lived assets	—	—	1,618	—
Net loss on sale and retirement of assets	—	—	14	—
Adjusted Operating Income	$5,056	$7,056	$10,185	$441

	Three Months Ended March 31, 2023
	(Unaudited)
	Subscription Digital Marketing Solutions	Digital Advertising	Broadcast Advertising	Other
Operating income (loss)	$5,143	$9,885	$(3,594)	$486
Depreciation and amortization	328	164	3,600	36
Stock-based compensation	128	45	164	2
Transaction and business realignment costs	—	—	193	11
Impairment of long-lived assets	—	—	8,487	—
Net loss on sale and retirement of assets	—	—	(292)	—
Adjusted Operating Income	$5,599	$10,094	$8,558	$535

We respectfully advise that on page 10 of the Company’s earnings release covering the first fiscal quarter of 2024, the Adjusted Operating Income measure included in the table presenting Net revenue and Adjusted Operating Income by segment does not adjust for corporate expenses, because it is the sum of the Adjusted Operating Income of the segments presented above (none of which adjusts for normal, recurring, cash expenses) and not total Adjusted Operating Income for the Company on a consolidated basis. For this reason, we do not intend to make any revisions to the presentation in that table.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned by telephone at (203) 861-0908 or the Company’s counsel, Kirkland & Ellis LLP, Joshua N. Korff at (212) 446-4943 or Christina M. Thomas at (202) 389-3145.

Very truly yours,

Townsquare Media, Inc.

By:	/s/ Bill Wilson
By: Bill Wilson
Title: Chief Executive Officer

cc:
Joshua N. Korff
Christina M. Thomas
Kirkland & Ellis LLP

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